INVEST IN **ONSKY HEALTH INTERNATIONAL**

Continuous & Contactless Health Sensor: vitals, apnea & sleep for baby & elderly


Continuous & Contactless Health Sensor
For Babies and Elderly
Innovation for Peace of Mind
DreamBe
History
Heart
Respiration
OnSky

onskyhealth.com San Jose CA

LEAD INVESTOR



Anhtai H Nguyen Chief Healthcare Executive

A sensing system that monitors patients in a continuous and contactless fashion would be a major disrupter for the healthcare industry. It would essentially change the way we monitor and care for patients in various clinical settings. As a surgeon and Chief Clinical Officer for various health systems, having such an intelligent device would be an invaluable tool to support our providers in caring for patients and in situations where vital signs are quickly needed to make critical clinical decisions. In addition, having access to longitudinal data would allow physicians and patients to make informed decisions about wellness, preventive care, chronic care management.

Invested $5,000 this round & $75,000 previously

Highlights

1. Patent-Pending Continuous & Contactless Health Sensor Technology (vitals, apnea, sleep) with AI/ML
2. Baby monitor: the First Contactless Health Sensor for babies (heart, breathing), a game changer
3. Virtual care for elderly, homecare, senior living: comfortable sleep, continuous & real-time data
4. On-demand subscription service for Urgency Detection, Alert & Call/Text for early intervention
5. R&D: Revolutionary Continuous & Contactless Blood Pressure Sensor, no skin contact, a game changer
6. Experienced Founder led multiple startups with 2 successful M&A's, Inventor with 35 patents
7. In production, pre-launched with over 1,000 active users
8. Raised $850K up to date from top-tier angels and VCs

Our Team



Hung Nguyen Founder, CEO and Inventor

Experienced Executive & Technologist in AI, ML, chips, medical devices. Founded several startups with 2 successful M&A's. Prolific inventor: 35 patents. Delivered million products to consumers. Passionate to revolutionize virtual care/ baby care.

The Contactless Health Sensor with Urgency Alert is my invention that helps me to take care of my father remotely as he refuses to wear any device while sleeping. I believe it will help millions of people. It enables

caregivers to provide remote care to patients efficiently. Parents can monitor their baby's well-being anytime with peace of mind.



Dr. Anh Tai Nguyen   Chief Healthcare Executive

Physician & Board-Certified Surgeon with 20+ years of clinical & executive experience. Chief Value Officer, System Chief Clinical Officer, Chief Quality Officer, Board Chair, Physician Surveyor, Assistant Professor, Eastern Virginia Medical School



Christina Bui   Chief Business Development Officer

Over 30-year experience in business development at several Fortune 500 companies. Executive at Johnson & Johnson Healthcare. Strategic advisor, board member to venture funds & startups. Awarded "Most Influential Woman in Business" SF Business Times.



Carol Stefaniak   Chief Nursing Executive

VP/CNO at Self Regional Healthcare, 25-year experience in acute care & children care. Member AONE Nurse Manager Fellowship Selection Committee. Principal at Nationwide Children's hospital. Doctor of Nursing Practice & Master Nursing Admin.



Tung Do   Vice President of Engineering

OnSky Medical Device engineering and country manager in Vietnam. Executive & Technologist with 20 years of experience in hardware, software and medical technologies.



Ron Sreenan   Vice President of Sales

Global sales executive with over 30 years of experience in consumer electronics and medical devices. Executive at LG, Toshiba, Sharp, Warner Brothers. Handled sales with extensive network of nursing homes and physicians.

Pitch


OnSky
Continuous & Contactless
Health Sensor Technology
For Babies and Elderly
OnSky Health International
+1(408) 913-0004
info@onskyhealth.com
www.onskyhealth.com


Founder's Story
OnSky
Hung Nguyen is an accomplished serial entrepreneur and prolific inventor:
Led 2 startups through successful M&A exits
Inventor of 35 patents
Hung's parents were living far away from him.
In 2018, for his peace of mind, Hung gave his father a smart watch to wear so he could monitor his health remotely.
To his surprise, his father hated it and refused to wear it:
It was so uncomfortable to wear while sleeping.
He kept forgetting to put it on.
From disappointment to inspiration, Hung set out to design an innovative solution for Remote Care or Virtual Care ...
And that is the Beginning of OnSky Health ...

The Problems

Virtual Care including Elderly Care and Home Care is an $800B market
But there are still some key issues to be resolved



Single Measurement: Inaccurate Diagnosis

OnSky Solution:
Continuous & Real-Time Monitoring and Data Collection



Wearing Device during Sleep: Just Uncomfortable!

OnSky Solution:
Contactless / Wearing no device during sleep


24/7
EMERGENCY
SERVICE

Lack of Emergency / Urgency Service

OnSky Solution:
Provide Urgency Detection & Alert 24/7 along with monitoring device
Save Lives!



Bluetooth/WIFI radiates EM waves: HARMFUL if worn on body for long time

OnSky Solution:
Contactless Device that has NO wireless technology inside

OnSky Health International

Innovation for Peace of Mind



We revolutionize **Virtual Care** with the proprietary **Continuous & Contactless Health Sensor Technology** powered by AI & Machine Learning for Elderly and Babies

Overview

Timeline

2018
- R&D started in 2018 inside OnSky Inc., a smart home company.
- **Closed Seed round of $3M**: invested by angels, investors and Founder to build the technology.

2021
- OnSky Inc. spun off this technology to become OnSky Health International.
- OnSky Health focuses on medical devices, Virtual Care and Baby Care.

2022
- Production-ready, pre-launched in June 2022: 1,000+ active users.
- Pre-Series-A: target to raise $2M, closed **$0.85M (43%)** as of October.
- OnSky Health continues to raise up to **$1M** on Wefunder.

Forward-looking projections are not guaranteed.


SkyPad was launched
in June 2022

The Health Display

The Pad

SkyPad™

Continuous. Accurate. Comfortable

We invented ***the Continuous & Contactless Health Sensor Technology*** with AI & ML

- Sense and Track Vital Signs and other health data.
- **Truly Contactless**: No skin contact, up to 3 feet away from body.
- Remote Health Monitoring and Virtual Care solution for **the Elderly and Patients.**

SkyPad: All-in-One Sensor

Even Without Skin Contact, SkyPad Sensor is **Ultra-Sensitive**


Heart Rate
Breathing Rate
Bed-Leaving Alert
for Falling Prevention
The Pad
Health Display
Pressure Ulcers
Prevention
Seizure / Spasm
Estimated Body Temperature
Room Temperature & Humidity
Sleep Cycles
Apnea & Snoring


Sleep Naturally and Comfortably

OnSky

SkyPad
provides significant benefits to Elderly & Patients

- Absolutely No Skin Contact
- Up to 3 feet distance from body to Pad
- Sleep Better, Heal Faster!
- Technically Proven: tested over 1,000 people

Industry's Best Contactless Sensor Technology

Ultra-Sensitive, Intelligent and Scalable

OnSky

The Pad can be placed in various locations and even far away from user's body


Pad below
Pad below
Pad below

Pads under Pillow	**Pads for Couple** (intelligently pick up proper signals)	**Pad next to Pillow** (Distance between Pad and body can be up to 3 feet)	**Sitting next to Pad** (Yes, that's right! It works even you are sitting!)

Truly Contactless!


SkyPad Family
OnSky
SkyPad™
Contact-Free – Virtual Care System
With Emergency Alert
SkyPad-1
No LCD
$300
SkyPad-2
With LCD
$400
SkyPad-PRO
High sensitivity, long distance, more features
> $700
OnSky

DreamBe™ Sensor

Best-in-Class Baby Monitoring Solution

OnSky


Heart Rate
Breathing Rate
Motions


Health Display
The Pad
Sleep Position
Crying Detection
Sleep Cycles
Room Temperature & Humidity
Day & Night View
(HD camera is add-on product)


DreamBe™ is a Game-Changer
OnSky
Safe for Baby
No wireless from Pad
All-in-One
Health & Safety Sensor
Contact-Free
Comfortable Sleep for Baby


DreamBe™ Family
OnSky
Peace of Mind for Parents
DreamBe-1
Pad color options: pink, blue, or white
Pad shape options: round or square
No touch-screen HD display
$299
DreamBe-2
Pad color options: pink, blue, or white
Pad shape options: round or square
Including touch screen HD display
$399
DreamBe-Cam
Add-on: WIFI HD Camera
Night Vision and 2 way Audio
$499


How It Works
OnSky
SkyPad and DreamBe are powered by
OnSky Patent-Pending Contactless Health Sensor with AI & Machine Learning
Micro-Vibration signals from Heart, Lung and Body travel on mattress or furniture with Noise and Distortion
Human's cannot sense Micro-Vibration signals
OnSky Sensor Pad + OnSky Proprietary Algorithms = Ultra-Sensitive Health Sensor
OnSky Proprietary Algorithms with AI & Machine Learning: filter noise and reconstruct signals
Clear vital signs with high resolution


Urgent Conditions:
SOS button
Overly high body temperature
Overly high/low room temperature
Seizure
And more …
Urgency
SOS Button is ON

Urgency Detection & Alert Service (UDAS)

On-Demand Subscription Service

- ❑ Automatic Detection of Urgent Conditions
- ❑ Alarm, Alert and Call/Text Family Members, Caregivers as First Responders
- ❑ Subscription fee: **$20 - $30 per month**

Market Potential

Elderly Care & Aging Population




620M
73M
Seniors in USA
Seniors Worldwide

- ✓ This market is HUGE for SkyPad!
- ✓ Shortage of nurses and caregivers to provide adequate care for patients
- ✓ It is also underserved in assistive technologies for virtual care

Source: researchandmarkets.com



Market Opportunities

Baby Care & Baby Monitoring

- ✓ **$10B worldwide in 2020**
- ✓ This is the generation of busy and overly anxious parents
- ✓ Parents will spend money for PEACE OF MIND
- ✓ Owlet Care: our competitor went IPO via SPAC for $1.3B valuation demonstrating high demand in Baby Care market

DreamBe ™

Peace of Mind for Parents

Go-To-Market Strategy


DreamBe
SkyPad
Social Media Marketing
B2C
B2B
Start in 2023
E-Commerce
Amazon
Walmart
Sam's Club
Target
Buybuybaby
Babylist
Distributors / Channels
Nursing Homes
Senior Living
Home Care
Hospices
Healthcare Providers
Remote Patient Monitoring with Medicare Reimbursement

Production Ready for E-Commerce and Distribution Channels

OnSky Available NOW	amazon October 2022	facebook October 2022	Walmart January 2023	
Costco Wholesale 2023	Sam's Club 2023	Target 2023	buybuy BABY 2023	babylist 2023

- ❑ Products have been tested on over 1,000 active users
- ❑ Deployed in nursing homes: Partnership with **Signature Living**, top tier Nursing Homes in Northern California
- ❑ Actively signing contracts with Distributors and Resellers
  - USA: Van Von Capital
  - Japan: Ryosan (top tier distributor)
  - Thailand: True Digital (telecom and healthcare conglomerate)

Revenue Forecast

- Revenue includes sales of SkyPad, DreamBe, and Urgency Subscription in USA
- Project to reach profitability by end of 2023


$2.8M
$8.8M
$28M
$55M
$108M
2023
2024
2025
2026
2027

** Forward-Looking Projections are not guaranteed*

Competitive Landscape

Smart Watches and Sleep Trackers are not competitors of OnSky in Remote Care / Virtual Care Market

Smart Watches & Sleep Trackers





Smart Watches and Sleep Trackers are not designed for Remote Care / Virtual Care

Continuous Monitoring	Real-Time	Automatic Measurement	Non-Intrusive	Remote Care Software for Doctors/Patients	Urgency Service Protection 24/7
X	X	X	X	X	X

OnSky Health



OnSky's differentiation: OnSky offers Continuous & Contactless Health Monitoring & Data Collection with Urgency Alert with focus on Virtual Care

Continuous Monitoring	Real-Time	Automatic Measurement	Non-Intrusive	Remote Care Software for Doctors/Patients	Urgency Service Protection 24/7
√	√	√	√	√	√

Competitors

Intrusive, emit harmful radiation and limited functions



Owlet Care:
- Wearable on baby's foot: uncomfortable and falls off
- Use Bluetooth wireless in device
- SPAC in 2021 at ~$1.3B valuation



Nanit:
- Use camera to detect breathing that requires baby to wear special blanket or clothes: intrusive
- No Heart Rate monitoring

DreamBe™

Vs. Others

	ONSKY	OWLET	NANIT
Contactless for Comfortable Sleep	√	X	X Wear blanket
Heart Rate Monitoring	√	√	X
Breathing Monitoring	√	√	√
Safety: No wireless / EM wave on device	√	X Radiating wireless wave	√
Support HD Camera	√	√	√

Founder, CEO & Inventor: Hung Nguyen



- Experienced Executive & Technologist with 30 years in IOT, AI, machine learning, medical devices, chips and wireless
- ***Founded and led 2 startups to successful M&A (NeoMagic DVD & Blue7)***
- IPO with NeoMagic

Prolific Inventor **Over 35 Patents**

Santa Clara University MSEE & MBA

University of Southern California BSEE

IBM Quantum	NeoMagic	Blue7	Sigma	Greenvity
Awarded "**Inventor of the Year**" at Quantum. Revolutionized Digital Hard Disk Drive	Industry's First DVD chip. Acquired by LSI Logic.	Founder & CEO, wireless for medical devices. Acquired by Sigma.	VP, Pioneered UWB wireless for A/V and medical devices	Founder & CEO, Electric Vehicle chip and Smart Home chips

The Brain behind OnSky Technology

Invented and created the architecture & algorithms for the Contactless Sensors

Leadership Team

Extensive Experience in Healthcare and Medical Devices













Christina Bui
Chief Business Development Officer
Partner Kylan Ventures, Healthcare exec at Johnson & Johnson, "Most influential Women in Business" by SF Business Times

AnhTai Nguyen, MD, MBA
Chief Healthcare Executive
Physician, Surgeon, professor and Chief Clinical Officer at Bon Secours Mercy Health Hospital

Carol Stefaniak, DPN, RN
Chief Nursing Executive
VP/Chief Nursing Officer at Self Regional Healthcare. Acute care & Children care.







Nabil Abujbara
VP, Software & SaaS
30 years experience in Software/SaaS, Healthcare IT and Telehealth

Tung Do
VP, Medical Device Engineering & Production
20 years experience in medical device and manufacturing

Ron Sreenan
Senior Sales Executive
Global sales executive with 30 years in consumer electronics and medical devices

Advisory Board

Experts and Executives in Healthcare and Business

OnSky SMART HEALTH







Steve McDonald
President, Interbit Data
Executive at Asbury Senior Living, 30 years in elderly care.

Nga Tran
Partner, S2S+ Advisors
Advisor, investor and entrepreneur with 30 years in investment banking and asset management.

Mark Pedretti
Partner, Reed Smith
Global Chair of Reed Smith private equity group. Specialized in private equity, venture capital, M&A.





Huy Do, JD
Partner, Kylan Ventures
Business development and strategist. Managing intellectual properties

Tony Lam
Partner, Resilience Ventures
Shark Tank winner, E-commerce logistic, entrepreneur and investor


Product
Gallery
OnSky
16
79
12
73

OnSky SMART HEALTH

Disclaimer:

OnSky products are not medical devices. OnSky offers general wellness and connected-health solutions that monitor user's wellness non-invasively. It is not intended to diagnose, treat or cure any disease or any medical conditions. OnSky makes no guarantee that our devices / services are 100% accurate and that our devices / services can detect all urgency or emergency conditions. The products and services are not substitute for medical treatment or adult supervision and care. You acknowledge, understand and agree that your use of the products and services is entirely at your own risk.

Forward-Looking Statements:

All Forward-Looking Statements and Projections in this presentation are not guaranteed and are subject to change without notice.


OnSky
SMART HEALTH
DreamBe™
Sweet Dream Baby!
Thank you!


Contactless Health Monitor
for Peace of Mind
OnSky
www.onskyhealth.com
info@onskyhealth.com
www.onskyhealth.com